Exhibit 16.1

September 6, 2002


Securities and Exchange Commission
Washington, DC   20549

Ladies and Gentlemen:

We were previously principal accountants for Unigene Laboratories, Inc. and, under the date of March 29, 2002, except as to the last paragraph of Note 7, which is as of April 9, 2002, we reported on the financial statements of Unigene Laboratories, Inc. as of and for the years ended December 31, 2001 and 2000. On August 30, 2002, our appointment as principal accountants was terminated. We have read Unigene Laboratories, Inc.'s statements included under Item 4 of its Form 8-K dated August 30, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Unigene Laboratories, Inc.'s statement that the Company's Audit Committee and Board of Director's participated in and approved the decision to change independent accountants.

Very truly yours,

/s/ KPMG LLP